Filed by Heartland Group, Inc. (Commission File No. 033-11371)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Financial Investors Trust (Commission File No. 033-72424)

FINANCIAL INVESTORS TRUST

ALPS/WMC RESEARCH VALUE FUND

Supplement dated December 12, 2019 to the

Prospectus and Statement of Additional Information, each dated February 28, 2019,

as supplemented

On December 10, 2019, the Board of Trustees (the “Board”) of Financial Investors Trust (the “Trust”), based upon the recommendation of ALPS Advisors, Inc., the investment adviser to the ALPS/WMC Research Value Fund (the “ALPS Fund”), a series of the Trust, approved the proposed reorganization of the ALPS Fund into the Heartland Mid Cap Value Fund (the “Heartland Fund”), a series of Heartland Group, Inc., subject to the approval of the shareholders of the ALPS Fund (the “Reorganization”).

The Board also approved an Agreement and Plan of Reorganization (the “Plan”) that provides for the acquisition of substantially all of the assets of the ALPS Fund by the Heartland Fund in exchange solely for shares of the Heartland Fund, which would result in the complete liquidation of the ALPS Fund. Shareholders of the ALPS Fund would become shareholders of the Heartland Fund, receiving shares of the Heartland Fund equal in value to the shares of the ALPS Fund held immediately prior to the Reorganization. The Reorganization is intended to qualify as a tax-free transaction for federal income tax purposes.

The Trust will hold a shareholders meeting on or about March 3, 2020, as may be adjourned, at which shareholders of the ALPS Fund as of December 12, 2019 will be asked to consider and vote on the Plan. If shareholders of the ALPS Fund approve the Reorganization, it is expected to take effect by approximately the end of the first quarter of 2020.

Shareholders of the ALPS Fund will receive a combined prospectus/proxy statement with additional information about the shareholders meeting, the Reorganization, and the Heartland Fund. Please read these materials carefully, as they will contain a more detailed description of the Reorganization.

Please retain this supplement with your Prospectus and
Statement of Additional Information.